

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2013

Via E-mail
Fayaz D. Suleman
Vice President Finance and Chief Financial Officer
Vitran Corporation Inc.
185 The West Mall, Suite 701
Ontario, Canada, M9C 5L5

      Re: Vitran Corporation Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed March 29, 2013
              File No. 001-32449

Dear Mr. Suleman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Justin Dobbie for

                              Max A. Webb
                              Assistant Director

cc: Via E-mail
        Herbert I. Ono
        McMillan